UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-42981

DAVION HEALTHCARE PLC

(Translation of registrant's name into English)

Unit A, West Cork Business & Technology Park

Clonakilty, County Cork, P85 FV48 Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Agreement to Acquire Healthcare Stat Homecare Inc.

On October 29, 2026, Davion Healthcare Plc (the “Company” or “Davion”) issued a press release announcing that it had entered into an agreement dated October 27, 2026 to acquire Healthcare Stat Homecare Inc. (“HSH”), a Pennsylvania-incorporated provider of home healthcare services based in Philadelphia.

The total consideration for the proposed acquisition is $13.5 million, comprising $8 million in cash and $5.5 million in Company shares to be issued at an agreed value of $13 per share. Completion is expected on or before December 31, 2026, subject to the terms of the acquisition agreement.

HSH is an established, revenue-generating and profitable healthcare services business. For the year ended December 31, 2025, HSH reported gross receipts of approximately $11.6 million and ordinary business income of approximately $1.9 million, in each case on an unaudited basis. Following completion, the acquisition is expected to provide the Company with an established operating business and an additional source of revenue and earnings.

HSH provides skilled nursing, home health aide and rehabilitation services to patients in Philadelphia and surrounding areas. Its clinical programmes include wound care, lymphedema management, dementia and diabetes care, telehealth and rehabilitation. HSH serves patients of all ages, supporting the delivery of care in patients’ homes, and its workforce includes registered nurses, licensed practical nurses, home health aides, physical and occupational therapists and social workers.

The proposed acquisition represents the first in a planned programme of acquisitions of established, revenue-generating and profitable healthcare businesses over the coming year. This strategy is intended to complement the Company’s existing portfolio of proprietary healthcare technologies, broaden its commercial operations and build a more diversified healthcare group.

The acquisition would extend the Company’s activities beyond the development and commercialisation of healthcare products into the delivery of care in patients’ homes. It could also provide opportunities to evaluate the use of the Company’s non-invasive monitoring technologies in home healthcare, including wound monitoring and preventative care. Any integration or deployment plans will be developed following completion.

EXHIBIT INDEX

Exhibit No. - Description 99.1

Press release dated October 29, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DAVION HEALTHCARE PLC

By: /s/ Glenn Williams

Name: Glenn Williams

Title: Chief Executive Officer

Date: October 29, 2026

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